Transcript of conference call regarding Paramount Pictures' acquisition of DreamWorks SKG

Moderator: Carole Robinson

Event Date/Time:  December 11, 2005, 4:00 p.m. E.S.T.

Filed by:  New Viacom Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Viacom Inc.

Commission File No.:  333-128821

Subject Company:  New Viacom Corp.

Commission File No.:  333-128821-01

This transcript contains information relating to the proposed separation of Viacom into two publicly traded companies.  In connection with the proposed transaction, Viacom has filed a Registration Statement on Form S-4, as amended, with the U.S. Securities and Exchange Commission.  Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction.  Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC’s website at www.sec.gov, and through Viacom’s Investor Relations at Investor.Relations@viacom.com.

OPERATOR

Good afternoon, Ladies and Gentlemen, welcome to the conference call to discuss Paramount Pictures’ purchase of DreamWorks SKG.  At this time all participants are in a listen-only mode.  Later we will conduct a question-and-answer session and instructions will be given at that time.  Please note that today’s conference is being recorded.

I would now like to turn the call over to Ms. Carole Robinson, Executive Vice President of Corporate Relations.

Ms. Robinson, you may begin.

CAROLE ROBINSON, EXECUTIVE VICE PRESIDENT OF CORPORATE RELATIONS, VIACOM

Thank you all for joining us, especially on such short notice.  With me today in New York are Tom Freston, Co-President and Co-Chief Operating Officer of Viacom, and Mike Dolan, Executive Vice President and Chief Financial Officer of Viacom. Brad Grey, Chairman and CEO of Paramount Pictures, and David Geffen, Chairman of DreamWorks, are joining this call from Paramount Studios in Los Angeles.

Now I’d like to turn the call over to Tom Freston.

TOM FRESTON

Thanks, Carole, and sorry everybody for interrupting your Sunday but hopefully you’ll find this worthwhile.  We’re here today to discuss our acquisition of DreamWorks SKG and to talk about how this fits with the overall strategy for Paramount and the new Viacom.

Our new company is about great content, it’s about connecting with audiences, it’s about creative excellence.  And Paramount is an extraordinary studio with a great heritage of nearly 100 years of rich and superb storytelling.

Into that mix today I’m thrilled to welcome my friends David Geffen and Steven Spielberg, who I’ve admired for many years.  These are two of the most creative and accomplished people in the business and they join us as part of a transaction that will dramatically accelerate the turnaround of Paramount, which is one of my top priorities.

In addition to a turnaround of the studio, another big objective has been to make Paramount a true global company and powerhouse.  This deal is a lynchpin for the strategy.

Paramount is acquiring DreamWorks SKG, one of the most respected and successful companies in the movie business, for approximately $1.6 billion.  Here’s what we’re going to get with this deal:  all of DreamWorks current projects in development, an ongoing production partnership with Steven Spielberg and David Geffen under the DreamWorks label, an exclusive worldwide distribution agreement with DreamWorks Animation beginning in 2006, DreamWorks live action library and its future releases beginning immediately, DreamWorks television division and its properties, and exclusive rights to future DreamWorks Animation characters in TV shows.

As I said, the acquisition includes the DreamWorks live action library and we expect to sell that off following the close of this transaction at an estimated valuation of between $850 million and $1 billion.  This means our financial commitment will be substantially reduced.

I’m going to leave it to Brad Grey to talk about all of this in more detail, but by way of introduction for Brad I want to mention that in less than a year under Brad’s leadership Paramount has already been re-energized and is once again a prime destination for talent. You’ve only got to walk around the lot to feel the difference and you only have to spend a few minutes with Brad to know that his passion and commitment are contagious and this deal is certainly another indicator of that.

Brad.

BRAD GREY, CHAIRMAN AND CEO, PARAMOUNT PICTURES

Thank you, Tom, thank you very much.

Before I begin today I just want to take this moment to publicly thank Tom Freston and everyone at the new Viacom and all of our colleagues at Paramount Pictures who have worked so swiftly and so diligently to bring this deal to fruition.  I think it’s a testament to Tom’s creative philosophy at the new Viacom to bring the best of creative talent to Viacom and I think it’s also a testament to prudent business practices that we’ve been able to put together under his leadership.  So, Tom, I want to thank you for that.

So to begin let me say I couldn’t be more pleased to be sitting here at Paramount today next to my old friend Dave Geffen talking to all of you about this exciting new chapter in our studio’s history.  We see this at Paramount as a transforming event for the studio.

I know many of you on the call today have heard me say that I have a very straight-forward plan for reviving Paramount.  That plan is simply to make good movies.  And I’ve also said that to make great movies you need to begin by attracting the best talent, both in front of and behind the camera.

Well, folks, having David Geffen and Steven Spielberg here and a partnership with Jeffrey and DreamWorks Animation means that the best talent is now at Paramount and you can be sure that great movies will follow.

Let me start by explaining what all this means.  It means we’ve got great filmmakers attracting exciting talent and material generating what we know will be fantastic films; it means Steven and David will enter into new employment agreements in their respective roles as producer, director, and of course, chairman of DreamWorks.  The DreamWorks production and development – everything that they have been working on – will continue under their leadership.  And certainly in the future, starting in 2007, DreamWorks will be responsible for producing four to six live-action films every year.  Those movies will be part of our overall target of 14 to 16 releases per year.

This deal also means that we’ll more readily fill our release slates for 2006 and 2007 by adding films such as DreamWorks Animation’s upcoming “Over the Hedge”, and “Dream Girls” who are slated for ‘06.  The deal also includes four other films currently in production that are slated for release in 2006 and 2007 including “Flags of Our Father”, to be directed by Clint Eastwood.

And many of you have also heard me talk about Paramount’s global strategy.  When I arrived 10 months ago we immediately focused on growing our international business.  In September we announced our new international distribution structure.  One of the most attractive aspects of this deal is that the live-action films as well as the animated features from Jeffrey and DreamWorks Animation will help us build Paramount around the world with movies that play globally.

As part of the agreement, Paramount will have exclusive theatrical, home video and television distribution for all films from DreamWorks Animation for the next seven years.  The distribution agreement includes both the U.S. and international markets and the existing library of all new titles released within the next seven years and the existing library of 11 feature films.

In addition to this agreement with DreamWorks Animation, Paramount will also acquire the distribution rights to the entire DreamWorks SKG live-action library consisting of 59 films.  We expect to command greater distribution strength as a result of these distribution agreements, of course.

DreamWorks SKG and DreamWorks Animation’s respective libraries together with Paramount’s library will make us a much more important supplier to retailers and will increase sales volumes both in the U.S. and the international markets.  And DreamWorks Animation content will provide our overall portfolio with greater weighting in the high-performance family-oriented animation segment.

In addition, there are other benefits to this transaction that go beyond the pipeline, production partnership and the distribution deals. Tom promised I’d give you some details so here they are.

Paramount will gain DreamWorks’ television division and properties.  This includes a number of television assets such as “Spin City” and “Las Vegas”.  The great benefit is that the DreamWorks television division brings Paramount a terrific sales force, a turnkey operation responsible for selling theatrical product into the TV window, the critical resource that we were going to have to hire from scratch following our split from CBS.  CBS took the TV sales group with their company.

There are also substantial growth opportunities when we start thinking about combining DreamWorks Animation and Nickelodeon content.  The combination of these two brands will create a leading kid-family position in the industry.  Jeffrey Katzenberg is very excited about the opportunity to work with Nickelodeon to jointly leverage his content and our platform.

The acquisition of all these great assets is incredible for Paramount.  We can’t wait to roll up our sleeves and start working with David, with Steven, and Jeffrey in making great movies for audiences all over the world.  I cannot stress to you enough how transforming a moment this is for all of us on a creative level and a cultural level, also on a business level for this new beginning at Paramount as we embark on this new Viacom adventure.

So now with that I excitedly turn this over to my friend, David Geffen.

DAVID GEFFEN, CHAIRMAN, DREAMWORKS

I thought I was going to answer questions.

BRAD GREY

Yes.  Well, we may have said – we may have said it all and maybe, David, would you – maybe what we should do is, frankly, go to questions.  Is there anything you want to say specifically?

DAVID GEFFEN

Just …

MICHAEL DOLAN, EXECUTIVE VICE PRESIDENT AND CFO, VIACOM

Why don’t you finish up, Brad?  Let’s – why don’t – why don’t I jump in and then we can go back to David when the questions come up, OK?

DAVID GEFFEN

Terrific.

MICHAEL DOLAN

All right, so thanks, Brad and David.

There’s been a lot of comment in the press over the past few days about the purchase price for this transaction so I think I’d like to start there.  The enterprise value for DreamWorks SKG is $1.6 billion, as Tom said, of which $775 million is equity and the remainder is net debt and various obligations.  This should really be viewed as a two-stage transaction designed to allow Paramount to capture the key strategic and operating benefits of the deal while reducing our net capital commitment.

The first stage is we buy a hundred percent of DreamWorks for $1.6 billion enterprise value.  The second stage is we sell DreamWorks live-action library to an identified financial sponsor for somewhere between $850 million and $1 billion.  As a result, pro forma for the sale of the library and the conversion of the commercial advances, we’re targeting a net purchase price for Viacom of between $500 million and $650 million.

For that investment we get the strategically critical worldwide distribution rights to both DreamWorks live-action films as well as the animated films, the DreamWorks SKG films released in fourth quarter ‘05 and those to be released in 06, and the ongoing production partnership with Steven Spielberg and David Geffen.

There are many other benefits for Paramount and Viacom more broadly but these are the core assets that we sought.

As Tom pointed out, this deal has enormous strategic and operational benefits.  I’m happy to say that it also creates significant shareholder value for the stockholders of new Viacom.  By structuring the deal in this way we capture all of the most important operational and strategic benefits from DreamWorks while reducing our capital investment in the business.

As a result, the returns to new Viacom are substantially in excess of our cost of capital and accretive to earnings and free cash flow beginning in ‘06.

Net-net this transaction returns Paramount to double-digit revenue and EBITDA growth and it does it in a way that carefully manages our capital commitment to the business while ensuring that we continue to have significant capacity to deliver on our other commitments, for example, to exploit tuck-in digital growth opportunities and continue to return value to our shareholders through significant share buyback programs.

I just want to reiterate what you’ve already heard this afternoon, we’re very enthusiastic about this deal and now very optimistic about the future of Paramount and its ability to contribute to the growth and profitability of the new Viacom in the coming years.

Now we’d be happy to take any of your questions.

CAROLE ROBINSON

And just for clarification, that was Mike Dolan, our CFO.

OPERATOR

Thank you.  The floor is now open for questions.  If you do have a question please press star-one on your touch-tone phone.  If at any point your questions have been answered you may remove yourself from the queue by pressing the pound key.  We do ask that when you pose your question that you please pick up the handset to provide optimum sound quality.  Once again, Ladies and Gentlemen, that is star-one to ask a question.  Please hold while we poll for questions.

Once again, Ladies and Gentlemen, to ask a question please press star-one on your touch-tone phone at this time.

Thank you.  Our first question is coming from Gina Keating of Reuters.

GINA KEATING, REUTERS

Hi, can you hear me?

UNKNOWN MALE

Perfect (INAUDIBLE).

UNKNOWN MALE

(INAUDIBLE).

GINA KEATING

I have a couple questions but my first question is for Mr. Geffen.  Can you just reflect on what must be kind of a bittersweet moment for you after 11 years of running the studio and the dreams that you had for it?  How do you feel personally about this deal and about sort of handing over the studio?

DAVID GEFFEN

Well, first of all, I will be continuing to run DreamWorks.  But when Steve and Jeffrey and I started the company and had to put an entire infrastructure together from day one we had hoped to make enough films to be able to rationalize the cost of being our own distributor.  Sadly, we were never able to make enough films to make that economically sound.

So with this deal we are combining our distribution and marketing people with Paramount and together we will be able to distribute our films at a much, much lower cost per film.  So it’s a win-win for both of us in this area.

And we had always had the intention to be able to give our investors a path to liquidity which we began with the sale to the public of DreamWorks Animation and this has always been intended.

And I’m thrilled to be able to be in business with Tom, who I’ve been in business with for well over 20 years in the music business, and is a very close friend; and with Brad, who is also another close friend of mine.

Bittersweet I assume you are talking about having to leave Universal after all these years.  Is that not what you meant?

GINA KEATING

Well, yes, actually that was another aspect of my question.

DAVID GEFFEN

OK, well let me answer that.  We tried very, very hard to conclude a deal with General Electric which we were never able to do.  And Brad called me up and said he wanted to get into this and I said having gone through the last misstep that we would not respond unless we were presented with completed, executed contracts from Paramount, which in one week they managed to deliver to us after being …

UNKNOWN MALE

Three.

DAVID GEFFEN

Pardon me?  Can year hear me?

GINA KEATING

Yes, I didn’t say anything.

DAVID GEFFEN

OK.  So we were in these discussions with General Electric and never were able to get completed agreements.  And so at the end of the day we made this deal with Paramount and we’re very happy about it.

GINA KEATING

One last thing, will there be any layoffs at DreamWorks itself as a result of this?

DAVID GEFFEN

Very few people because of the need for a lot of this personnel at Paramount, very few people who are working for DreamWorks today will not be employed by the joint company.

GINA KEATING

Thank you.

OPERATOR

Thank you.  Our next question is coming from Claudia Eller of the Los Angeles Times.

CLAUDIA ELLER, LOS ANGELES TIMES

David, this is the first time, I think, that you’ve ever been an employee.  Is that correct?

DAVID GEFFEN

No, it’s not.  I sold Geffen Records to MCA Universal and, of course, was employed by them for five years.

CLAUDIA ELLER

OK.  What – can you tell us …

DAVID GEFFEN

I also sold Asylum Records to Warner Communications and was employed by them for five years.

CLAUDIA ELLER

OK.  Well, can you tell us what the parameters are of your employment contract with Paramount now?

DAVID GEFFEN

The parameters?

CLAUDIA ELLER

Right.  What – first of all, how long the contract is, for how many years; and what the parameters are in terms of what you and Steven are going to be allowed to do in terms of greenlighting your own movies, at what budget levels?

DAVID GEFFEN

Our greenlighting of pictures – as long as we are a part of this deal with Paramount – it’s a three-year contract – will not change.

CLAUDIA ELLER

At any budget level whatsoever?  You don’t have any …

DAVID GEFFEN

The very same budget levels we had when the company was independent.

CLAUDIA ELLER

Right, except at that point nobody was telling you what those levels were.

DAVID GEFFEN

They’re the exact – no, that’s not so.  We had a revolver and we had parameters there and they’re the same parameters here.

CLAUDIA ELLER

OK.

DAVID GEFFEN

And by the way, Steven Spielberg is a kind of 10,000 pound gorilla who does pretty much what he wants and has done so for the last 20 years.

CLAUDIA ELLER

Right.  But isn’t Paramount – I mean it’s our understanding that Paramount will give you a certain amount of money allocated for production every year and …

DAVID GEFFEN

Exact – excuse me, it’s the exact same amount of money that was available to DreamWorks through its revolver in the past.

CLAUDIA ELLER

Can you tell us what that is?

DAVID GEFFEN

I don’t think so.  It’s plenty of money to make movies.

CLAUDIA ELLER

OK.  And do you expect to move the production – your production headquarters onto the Paramount lot?

DAVID GEFFEN

I don’t think Steven will ever leave his offices on the Universal lot.  He’s spent his entire professional career there and he’s not going to leave.  My offices are there also.

CLAUDIA ELLER

OK, thank you.

OPERATOR

Thank you.  Our next question is coming from Jill Goldsmith of Variety.

JILL GOLDSMITH, VARIETY

Hi, David.  Could you tell me how many employees DreamWorks has currently and also if you expect Rick Sands to come to Paramount as well?

DAVID GEFFEN

We have approximately 500 employees including accounting, and legal, and business affairs.  And we are contemplating that most of those employees if not all of them, with very few exceptions, will be coming to Paramount or staying at DreamWorks at the offices that are now on the Universal lot.

Rick Sands, when he came to DreamWorks, was interested in working for an independent company and since we are no longer independent in that regard, we are not our own distributor, he will be leaving the company.

JILL GOLDSMITH

Thank you.

OPERATOR

Thank you.  Our next question is coming from Gregg Kilday of the Hollywood Reporter.

GREGG KILDAY, HOLLYWOOD REPORTER

Hello.  David, does this mean Paul Allen’s investment will be paid off and he will no longer be a DreamWorks’ investor?

DAVID GEFFEN

His investment in DreamWorks was paid off with the DreamWorks Animation public issue.  This is profit for him on his investment.  On day one he invested $600 million into DreamWorks and we’re very, very happy that it has turned out to be a successful and profitable investment for him.  He’s been an extraordinarily patient and supportive investor.

GREGG KILDAY

OK, thank you.  One other question, can I clarify does DreamWorks have any commitments now to take its home video through in any – any part of its home video through Universal under the existing home video deal with Universal?

DAVID GEFFEN

I think there’s a sell-off of the live-action catalog for a year or less, I’m not sure what the numbers are exactly but then it all resorts to Paramount distribution.

GREGG KILDAY

OK.  All right, thank you.

OPERATOR

Thank you.  Our next question is coming from Sallie Hofmeister of the Los Angeles Times.

SALLIE HOFMEISTER, LOS ANGELES TIMES

Thank you.  Brad, I’d like to ask a question about the television aspect of the deal.

BRAD GREY

Sure.

SALLIE HOFMEISTER

Will you use DreamWorks’ assets in the television arena to accelerate an entry into the like primetime production – television production area?

BRAD GREY

Well, I can tell you this, we have – we have a lot of respect for the folks that are at DreamWorks television in that – in that area and we’re going to take a hard look at it.  Obviously, we have some real experience in management and Paramount has some real experience in terms of network television.  And Tom and what the new Viacom represents in terms of television is very potent and profound.

So we’re going to take a hard look at it.  I can’t tell you exactly how we’re going to approach it yet but I would say as we have said in the – in the recent past that we will be taking a look at the television business because it’s a business we’re comfortable with.  But, of course, our first priority is to help turn around Paramount Pictures in the motion picture business.

SALLIE HOFMEISTER

Thank you.

OPERATOR

Thank you.  Our next question is coming from Zach Kouwe of the New York Post.

ZACH KOUWE, NEW YORK POST

Hi, guys.  I guess this is from – for Brad.  Who’s the financial sponsor buying the DreamWorks’ library?

MICHAEL DOLAN

If I can just jump in there, Brad, we have had a bunch of conversations and very, very – a lot of calls from people who would love to be a financial sponsor and partner with us in this.  We don’t want to identify anybody at this point.  All of those conversations are, as you can imagine, highly confidential.  So, you know, I don’t think we should talk about who those individuals could be.

ZACH KOUWE

OK.  So the transaction then is still in sort of the auction process?

MICHAEL DOLAN

It is – it’s in advanced conversations is I guess the way that I would describe it, with one or more parties.  And as I said, we’ve had lots of inquiries from other people who would like to participate as well.  So we’re very, very optimistic that over the next couple of weeks we can resolve the issue.

ZACH KOUWE

OK.

DAVID GEFFEN

And I think the word auction is maybe the wrong word.

MICHAEL DOLAN

Yes.  I think – I agree with you, David, I think auction is the wrong word.

ZACH KOUWE

What’s the right word?

MICHAEL DOLAN

Well the right word is I guess a process, an organized process where we would talk to people that are, you know, vetted potential partners for us.  These are great assets.  We want to make sure that we have a great partner with us in this process, as I’m sure David does, too.  And we’re going to be very, very careful about who we – who we talk to and make sure that they are the kinds of partners that we’d want to be in business with.

ZACH KOUWE

Right.  Do you have an investment bank assisting you in the process?

MICHAEL DOLAN

We have had an investment bank assisting us in the process.

ZACH KOUWE

Who is that?

MICHAEL DOLAN

Bear Stearns.

ZACH KOUWE

OK.  And you expect to wrap it up in the next couple of weeks?

MICHAEL DOLAN

We think in the next couple of weeks.

ZACH KOUWE

OK, thanks a lot.

MICHAEL DOLAN

Thank you.

OPERATOR

Thank you.  Our next question is coming from Richard Morgan from The Deal.

RICHARD MORGAN, THE DEAL

Hi.  Speaking of financial advisors, did DreamWorks use Goldman Sachs?

MICHAEL DOLAN

Yes.

RICHARD MORGAN

Right.  And how about legal advice, DreamWorks - Paul Weiss?

DAVID GEFFEN

Paul Weiss – Cravath, Paul Weiss, and Skip Brittenham.

RICHARD MORGAN

OK.  Thanks.  And then how about for Paramount - Shearman & Sterling, right?

BRAD GREY

Right.

MICHAEL DOLAN

Correct.

RICHARD MORGAN

Oh, OK, great.  And then is this a private equity coalition that we’re talking about?  Can you be that specific?

MICHAEL DOLAN

No, I think, you know, we prefer not to get really get into any of the details about who the financial sponsor or partner might be.

RICHARD MORGAN

May we ask what metrics you’re using to get to that figure up to one billion?

MICHAEL DOLAN

No, I think it’s too early to talk about that.  We, as I said, we have had some very, very thorough conversations already.  We are very confident that the value will be within that range and hopefully towards the high-end of that range.

RICHARD MORGAN

Thank you very much.

OPERATOR

Once again, ladies and gentlemen, to ask a question please press star-one on your touch-tone phone at this time.

Our next question is coming from Peter Henderson of Reuters.

PETER HENDERSON, REUTERS

Hi.  I was hoping you could – can you hear me?

UNKNOWN MALE

Yes.

PETER HENDERSON

Oh, great.  I was hoping you could tell me about the future M&A for Viacom.  As part of the rationale for the split off you were talking about having more currency in the form of a higher valued stock but you’re not using any of your own stock for this.  Do you expect to be making other deals and what kind of types will you be looking at?

TOM FRESTON

We do expect to be making other deals in terms of acquisitions.  As we’ve stated before, they’ll primarily be in the sort of tuck-in variety not, you know, a massive type of acquisition.  And the places we’re looking at are largely the digital interactive space; we’re always looking at cable networks, not only here but outside the country should they become available; and other types of business operations, even in the film space, outside the United States.

PETER HENDERSON

And what kind of price range then would you be looking for individual deals going forward?

MICHAEL DOLAN

I, you know – I think it will depend upon the deal itself, but as Tom said, you know, if you look at the digital area interactive and wireless, you know, we think the deals are going to look more like Neopets, which is a deal that we did a couple of months ago and love.  And that was at $160 million or so of value.

We think they’re going to tend to be smaller because what we’re doing, given our brands and given our sort of organically developed efforts in those areas, what we’re looking to buy is really capabilities.  And if we’ve got those capabilities we can graft them into the remainder of our businesses and really leverage our growth in interactive and wireless.

So, you know, I would suspect that deals in the digital area will be in that range or, you know, maybe somewhat higher but not a lot higher.

PETER HENDERSON

I’d also like to ask about Mr. Spielberg’s commitment.  I understand from the producing standpoint he’ll be doing and Mr. Geffen will be doing four to six per year, how about from the directorial side?  Is there any unofficial or official commitment by him?

DAVID GEFFEN

Steven hasn’t found his next picture yet, hopefully he will soon.  And since we began DreamWorks, other than the sequel to Jurassic Park he has never made a movie for anyone other than DreamWorks and I think that’s his intention in the future.  We will partner with people who have material that he’s interested in if we do not have it ourselves.

PETER HENDERSON

Thank you.

OPERATOR

Thank you.  Our next question is coming from Gina Keating of Reuters.

GINA KEATING

Hi.  On the distribution agreement, just so I can clarify it for the live action library sale, everything that’s made from now on out by the DreamWorks unit is going to go to that purpose, is that right?  And then what’s the distribution agreement that you’re making for yourself, is it going to be the eight percent that, you know, you’re doing with the animation or how is that going to be structured?

Hello?

TOM FRESTON

We’re confused here.

GINA KEATING

OK.  So you’re selling off the live action library, right, but you maintain distribution rights to that?

DAVID GEFFEN

Correct.

GINA KEATING

I want to know what the deal is that you’re making for yourself on that distribution agreement.  Is it going to be a flat eight percent or how are you going to structure that?

And then also I’m kind of confused about what happens with the films that come out of DreamWorks after you’ve purchased it.  Does that go to that buyer also …

DAVID GEFFEN

Oh, no.

GINA KEATING

… or is he strictly buying the 59 titles?

DAVID GEFFEN

I would say, you know, the nature of that distribution deal hasn’t really been established yet.  I’m not sure we would disclose it in any event.  And it is true that, you know, all pictures that come out essentially beginning now they would not be part of the library but be part of – they would be owned directly by Paramount under the DreamWorks’ label.

GINA KEATING

OK, thank you.

OPERATOR

Thank you.  Our final question is coming from Alex Armitage of Bloomberg News.

ALEX ARMITAGE, BLOOMBERG NEWS

Thanks.  If you could just break down one more time – I apologize, had to jump off the call – on and off the call a few times.  If you could break down for me just the debt and equity for the purchase and then also if you could give a brief sort of tick-tock of how this went down in the final hours?

MICHAEL DOLAN

Well, the – I’ll do that.  I’ll give you the numbers and then Tom can give you the downbeat on kind of how this played out.

But the equity – is the total enterprise value of a billion-six, the equity price is 774, and the remainder is debt and other liability – net debt and other liabilities.

So and, Tom, if you’d – Tom’s probably the best person to give you sort of a sense of what happened.

TOM FRESTON

Well, what happened, I can just say, you know, we’ve been for several weeks very interested in this transaction and Brad Grey has been a prime real mover behind that.  And what we’ve tried to do very, very rapidly was to come to a point where we could find financial terms that would be supported by the board of directors of Viacom that would fit in sort of our financial envelope that would allow us to make this transaction that does so many great things for us on so many levels.

And it really was a very concentrated effort within the last week.  We worked very, very closely with DreamWorks, particularly David and the various lawyers that worked with him.  And we concluded the deal essentially for signature on Friday in Los Angeles.

I don’t know if, David or Brad, if there’s anything you want to add to that.

BRAD GREY

I’d …

DAVID GEFFEN

I’m sorry.  I just want to add one thing, that Cravath represented DreamWorks and Skip Brittenham was very involved in making the deal.  And Mitch – and Paul Weiss represented the principals in their dealings with the private company and advised Jeffrey, Steven and I.  So just to be clear about that.

ALEX ARMITAGE

Just one other follow-up question on the financing, did Bear Stearns …

BRAD GREY

Excuse me one second, before you – before we dot the I on the, you know, how this deal came to place, if I – if I could I would just like to mention that the group here at Paramount in concert with everyone at Viacom in New York have worked hand and glove certainly with the DreamWorks’ folks and Skip Brittenham.

But I want to note Rob Moore, who is new to this company who has done a Herculean job, as has everybody else here.  And while we’re just discussing it I think it’s important that they’re mentioned.  But I’m sorry, why don’t you ask your follow-up.

ALEX ARMITAGE

This is Alex Armitage again, just wanted to ask a quick follow-up.  You said that Paramount was advised by Bear Stearns.  I’m wondering also if they offered any financing?

And also just wanted to know a follow-up to the question on the final hours, when the last time Bob Wright was involved at NBC-Universal in discussions and how that last part went down?

MICHAEL DOLAN

Well I’ll answer the first part of that question.  There’s no financing from Bear Stearns.  They were purely advisory.  And the financing we’ll handle with our – with our normal banking relationships.

TOM FRESTON

And what was the other question?

ALEX ARMITAGE

I was just wondering when the last time – when the deal finally sort of fell through with NBC-Universal and Bob Wright and the sort of the final hour of those talks.

TOM FRESTON

What do you want to know about that, I’m sorry?

ALEX ARMITAGE

Just wondering when it finally fell through.

DAVID GEFFEN

When you say fell through, I mean we never succeeded in concluding a deal with Bob Wright and GE although there were nine months of an attempt to conclude a deal.  And a week ago – originally we had an exclusive negotiating position with General Electric which lasted I think until September when they called off a deal that they had agreed on.  And after that we intended to never make an exclusive negotiating arrangement with anybody and that we would conclude a deal with somebody who was ready to conclude a deal with us rather than talk about a deal with us.

In the last week Viacom-Paramount began, executed and concluded a contract which was signed on Friday.  The last conversation with Bob Wright I assume was Friday morning.

ALEX ARMITAGE

So it sounds like in the final – in the past week or so Brad basically called up David and said let’s do a deal?

DAVID GEFFEN

That’s not exactly accurate.  Brad’s wanted to make this deal from the very beginning.  It was not possible because we expected and – to conclude a deal with General Electric where we had an exclusive position and where we had agreed-on terms.

At the end of the day, as you know, though we had agreed on terms General Electric reneged on that deal.  The deal that we finally concluded is relatively the exact same deal that we were trying to conclude with General Electric.

CAROLE ROBINSON

OK.  Thank you all so much again for joining the call.  And if you have follow-up questions if you look on the release you can connect with Janet Gill at Paramount, Andy Spahn at DreamWorks, or me at Viacom.  Thank you very much.

UNKNOWN MALE

Thank you.

UNKNOWN MALE

Thank you.

OPERATOR

Thank you.  This does conclude today’s teleconference.  You may now disconnect your lines and have a wonderful day.  Thank you.

END